SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	May 13, 2020
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Director

KT 1Q20 Earnings Release

Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1st, 2018 and K-IFRS 1116 ‘Leases’ as of Jan 1st, 2019. There are no obligation to apply the new standard to previous financial statements. The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company could be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose. If you have any related questions to this material, please contact IR department. Tel : +82-2-3495-3557, 3254, 3564, 5344 Fax : +82-2-3495-5917 2

2 Business Overview 3 Appendix 3

1 Sales Classification Change

- Renewed sales classification for effective communication
  - AI and B2B related business are newly defined from KT sales
  - Subsidiaries' business record is classified from the collective sales performance

As-is

Wireless	Wireless
Fixed Line	Telephony
	Broadband
	Line lease
Media & Contents	Media
	Contents
Finance	BC card, etc.
Others	IT/Solution
	Real estate
	Others
Merchandise	Devices
	Construction, etc.

To-be

KT	B2C	Wireless
		Broadband
		IPTV
		Telephony
	B2B	Line lease, B2B Broadband, etc.
		B2B IT/Solution
		AI/DX
	Real estate	
	Devices	Wired/Wireless Devices
Subsidiaries	BC card	
	Skylife	
	Contents subsidiaries	
	KT Estate	
	Others	

4

K-IFRS / Consolidated 2 Income Statement • Although COVID-19, Wireless, Media and B2B biz have grown, raising service revenue by +1.0% YoY • Operating Income down by -4.7% due to subsidiaries’ lowered contributions—Operating income: KRW 296.6 billion (YoY +1.1%), KT standalone—Subsidiary operating income contributed: KRW 83.5 billion (YoY -21.5%) (Unit: KRW bn) 1Q19 2Q19 3Q19 4Q19 1Q20 QoQ YoY Operating Revenue 5,834.4 6,098.5 6,213.7 6,195.5 5,831.7 -5.9% 0.0% Service Revenue 5,055.5 5,225.2 5,199.6 5,289.8 5,107.0 -3.5% 1.0% Handset Revenue 778.9 873.3 1,014.1 905.7 724.7 -20.0% -6.9% Operating Expense 5,432.3 5,810.3 5,901.2 6,047.2 5,448.6 -9.9% 0.3% Operating Income 402.1 288.2 312.5 148.3 383.1 158.4% -4.7% Margin 6.9% 4.7% 5.0% 2.4% 6.6% 4.2%p -0.3%p Deficit Deficit Non-op. Income/Loss -4.4 -4.7 -42.2 -120.2 -15.9 Decreased Increased Income before taxes 397.7 283.6 270.3 28.1 367.2 1,207.4% -7.7% Net Income 259.8 203.0 213.3 -6.8 226.6 TB -12.8% Margin 4.5% 3.3% 3.4% -0.1% 3.9% 4.0%p -0.6%p EBITDA 1,309.5 1,191.3 1,209.8 1,079.3 1,295.8 20.1% -1.0% Margin 22.4% 19.5% 19.5% 17.4% 22.2% 4.8%p -0.2%p 5

K-IFRS / Consolidated 3 Operating Expenses (Unit: KRW bn) 1Q19 2Q19 3Q19 4Q19 1Q20 QoQ YoY Operating Expenses 5,432.3 5,810.3 5,901.2 6,047.2 5,448.6 -9.9% 0.3% Labor Cost 983.8 1,006.1 959.4 1,001.8 1,003.9 0.2% 2.0% General Expense 2,327.1 2,459.3 2,433.5 2,579.7 2,259.5 -12.4% -2.9%—Depreciation 907.4 903.0 897.4 931.0 912.7 -2.0% 0.6% Cost of Service Provided 685.6 711.7 759.1 798.9 759.2 -5.0% 10.7% Selling Expense 572.2 613.9 592.3 499.5 551.6 10.4% -3.6% Cost of Handset sold 863.6 1,019.3 1,156.9 1,167.3 874.4 -25.1% 1.3% ï,§ Selling Expense (KT Separate) (Unit: KRW bn) 1Q19 2Q19 3Q19 4Q19 1Q20 QoQ YoY Selling Expense 581.0 612.4 620.3 566.0 575.8 1.7% -0.9% ? Membership points used in FY19 are deducted from selling expense in 4Q19. 6

K-IFRS / Consolidated 4 Financial Position (Unit: KRW bn) 1Q 19 4Q 19 1Q 20 QoQ YoY Assets 33,247.8 34,061.3 32,631.0 -4.2% -1.9% Cash & Cash Equivalents 2,765.0 2,305.9 1,627.1 -29.4% -41.2% Liabilities 18,509.4 18,874.3 17,559.4 -7.0% -5.1% Borrowings 6,790.1 7,298.9 7,286.9 -0.2% 7.3% Equity 14,738.5 15,187.0 15,071.6 -0.8% 2.3% Capital Stock 1,564.5 1,564.5 1,564.5 0.0% 0.0% Net Debt 4,025.1 4,993.0 5,659.8 13.4% 40.6% Debt / Equity 125.6% 124.3% 116.5% -7.8%p -9.1%p Net Debt / Equity 27.3% 32.9% 37.6% 4.7%p 10.2%p 123.1% 125.6% 123.1% 121.0% 124.3% 108.6% 118.5% 116.5% Debt/Equity Net Debt/Equity 32.9% 37.6% 30.2% 26.8% 27.3% 26.7% 28.1% 24.8% 2Q 18 3Q 18 4Q 18 1Q 19 2Q 19 3Q 19 4Q 19 1Q 20 7

K-IFRS / Separate 5 CAPEX • 2020 CAPEX guidance as 3.1 trillion won and executed 406.9bn won in 1Q20 (13.1%)—Access Network 225.7bn, Backbone Network 55.1bn, B2B communications 77.4bn, others 48.7bn (Unit: KRW bn) 3,711 Access Network 3,313 3,257 Backbone Network B2B Others 2,514 2,397 2,359 2,475 2,250 1,870 1,977 2,199 1,362 1,133 1,316 1,196 1,035 466 476 452 428 241 492 497 408 448 261 394 517 407 367 736 362 298 305 499 330 227 258 259 284 189 2012 2013 2014 2015 2016 2017 2018 2019 1Q20 8

Business Overview Appendix 9

/ Separate 1 KT—Wireless â^™ Wireless service revenue up by +2.2% YoY on net addition of MNO subscribers and its ARPU increase â^™ Number of total 5G subscribers as 1.78 million (13% of Handset subscribers) in 1Q20 (Unit: KRW bn) 1Q19 2Q19 3Q19 4Q19 1Q20 QoQ YoY Wireless 1,702.8 1,712.5 1,726.4 1,705.4 1,735.7 1.8% 1.9% Service 1,596.9 1,612.7 1,626.0 1,607.1 1,632.4 1.6% 2.2% Interconnection 105.9 99.7 100.4 98.3 103.3 5.1% -2.5% Subscribers 21,549 21,771 21,922 21,975 20,920 21,120 21,333 20,378 20,662 (Unit: Thousands) 419 1,419 1,778 1,055 14,090 14,124 14,165 14,232 13,968 13,993 14,049 13,918 13,952 (5G included) (5G included) (5G included) (5G included) 3,254 3,416 3,529 3,691 3,856 3,985 4,100 2,877 3,065 3,584 3,644 3,698 3,711 3,755 3,768 3,792 3,772 3,643 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 MVNO 2nd Device/IoT Handset 5G 10

K-IFRS / Separate 2 KT – Fixed Line/IPTV â^™ Broadband revenue up by +0.5% YoY on GiGA subscriber increase â^™ IPTV revenue went up by +11.9% on high-ARPU customers and platform revenue increase (Unit: KRW bn) 1Q19 2Q19 3Q19 4Q19 1Q20 QoQ YoY Telephony 400.6 400.4 397.0 382.5 372.5 -2.6% -7.0% Broadband 500.0 503.0 500.3 498.8 502.5 0.7% 0.5% IPTV 373.2 405.7 410.4 410.2 417.7 1.8% 11.9% Broadband Subscriber IPTV Subscriber (Unit: Thousands) (Unit: Thousands) 8,849 8,904 8,962 8,962 8,698 8,729 8,782 8,351 8,422 8,653 8,659 8,113 8,229 7,851 7,966 7,672 7,775 7,573 61.0% 62.1% 59.0% 60.1% 54.2% 56.0% 57.6% 51.9% 48.9% 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 Subscribers % of GiGA ? Number of IPTV subscribers above deviates from MSIT’s released figure below following IPTV law—Number of KT pay TV subscriber is 7,081,177 in 1H 2019 (6 month average) 11

K-IFRS / Separate 3 KT – B2B and others â^™ B2B sales up by +8.2% YoY on continuous IDC business growth and expansion of Cloud business toward public and finance sector (Unit: KRW bn) 1Q19 2Q19 3Q19 4Q19 1Q20 QoQ YoY B2B 623.4 684.8 684.9 725.9 674.8 -7.1% 8.2% B2B Fixed Line 263.0 266.1 266.2 268.9 267.5 -0.5% 1.7% B2B IT/Solution 253.2 298.6 294.2 316.2 269.5 -14.8% 6.4% AI/DX 107.2 120.1 124.6 140.8 137.8 -2.2% 28.5% Real estate 45.3 44.9 46.8 45.6 45.8 0.4% 1.2% Handset revenue 688.9 807.3 939.8 837.8 680.1 -18.8% -1.3% [B2B Sales] B2B IT/Solution 39.9% B2B Fixed Line Line lease, Kornet B2B IT/Solution SI, Global ICT, Energy, Video security, etc. B2B Fixed Line AI/DX IDC, Cloud, bizmeka, AI Platform, AI/DX 39.6% 20.4% Block chain, Smart mobility, etc. 12

4 Major subsidiaries • BC card’s revenue down by -7.7% due to decreased transactions of credit card usage under COVID-19 outbreak • Skylife underperformed its revenue by -1.6% YoY due to the decrease of satellite broadcasting subscribers • Contents subsidiaries’ revenue surged by +12.0% YoY with substantial growth in T-Commerce biz and steady increase in Genie Music subscribers Sales Revenue (Unit: KRW bn) 1Q19 2Q19 3Q19 4Q19 1Q20 QoQ YoY BC card 865.7 880.6 868.8 921.4 799.4 -13.2% -7.7% Skylife 170.7 174.2 182.3 167.4 167.9 0.3% -1.6% Contents 158.8 177.6 178.7 189.1 177.9 -5.9% 12.0% subsidiaries KT estate 116.4 113.4 125.6 129.8 106.7 -17.8% -8.4% 114.7 Operating Income contributed 105.6 97.1 (Unit: KRW bn) 94.4 by subsidiaries in total 83.5 1Q19 2Q19 3Q19 4Q19 1Q20 13

2 Business Overview 3 Appendix 14

1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	1Q 19	2Q 19	3Q 19	4Q 19	2019	1Q 20
Operating revenue	**5,834.4**	**6,098.5**	**6,213.7**	**6,195.5**	**24,342.1**	**5,831.7**
Service revenue	**5,055.5**	**5,225.2**	**5,199.6**	**5,289.8**	**20,770.0**	**5,107.0**
Device revenue	**778.9**	**873.3**	**1,014.1**	**905.7**	**3,572.0**	**724.7**
Operating expense	**5,432.3**	**5,810.3**	**5,901.2**	**6,047.2**	**23,191.0**	**5,448.6**
Service expense	**4,568.7**	**4,791.0**	**4,744.3**	**4,879.9**	**18,983.9**	**4,574.2**
Labor cost	983.8	1,006.1	959.4	1,001.8	3,951.1	1,003.9
General expense	2,327.1	2,459.3	2,433.5	2,579.7	9,799.6	2,259.5
Cost of svc provided	685.6	711.7	759.1	798.9	2,955.3	759.2
Selling expense	572.2	613.9	592.3	499.5	2,277.9	551.6
Cost of device sold	**863.6**	**1,0193**	**1,156.9**	**1,167.3**	**4,207.1**	**874.4**
Operating income	**402.1**	**288.2**	**312.5**	**148.3**	**1,151.1**	**383.1**
N-OP income (loss)	**-4.4**	**-4.7**	**-42.2**	**-120.2**	**-171.4**	**-15.9**
N-OP income	181.5	199.2	208.4	94.7	683.8	290.5
N-OP expense	186.5	199.1	252.3	214.0	851.9	302.9
Equity Method (G/L)	0.7	-4.8	1.7	-0.9	-3.3	-3.5
Income bf tax	**397.7**	**283.6**	**270.3**	**28.1**	**979.7**	**367.2**
Income tax	138.0	80.5	57.0	34.9	310.4	140.6
Income from con. op	**259.8**	**203.0**	**213.3**	**-6.8**	**669.3**	**226.6**
Income from disc. op	0.0	0.0	0.0	0.0	0.0	0.0
Net income	**259.8**	**203.0**	**213.3**	**-6.8**	**669.3**	**226.6**
NI contribution to KT	231.1	173.9	189.7	24.4	619.2	208.3
EBITDA	**1,309.5**	**1,191.3**	**1,209.8**	**1,079.3**	**4,790.0**	**1,295.8**
EBITDA Margin	22.4%	19.5%	19.5%	17.4%	19.7%	22.2%

KT Separate	1Q 19	2Q 19	3Q 19	4Q 19	2019	1Q 20
Operating revenue	**4,334.3**	**4,558.5**	**4,705.7**	**4,606.2**	**18,204.7**	**4,429.1**
Service revenue	**3,645.4**	**3,751.3**	**3,765.9**	**3,768.5**	**14,931.0**	**3,749.0**
Device revenue	**688.9**	**807.3**	**939.8**	**837.8**	**3,273.7**	**680.1**
Operating expense	**4,037.8**	**4,367.4**	**4,508.0**	**4,552.3**	**17,465.5**	**4,129.5**
Service expense	**3,325.3**	**3,493.6**	**3,504.9**	**3,551.7**	**13,875.5**	**3,368.7**
Labor cost	543.6	573.7	528.5	537.5	2,183.2	555.1
General expense	1,595.7	1,671.8	1,690.7	1,800.3	6,758.4	1,613.3
Cost of svc provided	588.1	618.4	649.0	688.2	2,543.6	608.9
Selling expense	598.0	629.7	636.7	525.7	2,390.2	591.4
Cost of device sold	**712.5**	**873.8**	**1,003.1**	**1,000.6**	**3,590.1**	**760.8**
Operating income	**296.4**	**191.1**	**197.7**	**53.9**	**739.2**	**299.6**
N-OP income (loss)	**100.7**	**-1.8**	**-99.5**	**-112.0**	**-112.6**	**134.2**
N-OP income	271.7	179.4	195.2	60.1	706.4	389.0
N-OP expense	170.9	181.2	294.7	172.2	819.0	254.8
Income bf tax	**397.2**	**189.4**	**98.2**	**-58.1**	**626.6**	**433.8**
Income tax	104.5	49.7	25.8	14.8	194.8	113.8
Net income	**292.6**	**139.7**	**72.4**	**-72.9**	**431.8**	**320.0**
EBITDA	**1,108.1**	**997.7**	**999.3**	**872.6**	**3,977.8**	**1,113.5**
EBITDA Margin	25.6%	21.9%	21.2%	18.9%	21.9%	25.1%

15

2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	1Q 19	2Q 19	3Q 19	4Q 19	1Q 20
Assets	**33,247.8**	**33,469.4**	**33,661.3**	**34,061.3**	**32,631.0**
Current assets	**12,396.1**	**11,818.3**	**11,716.7**	**11,725.1**	**10,887.2**
Cash & cash equi.	2,765.0	2,250.1	2,128.4	2,305.9	1,627.1
Trade & other rec	4,129.5	4,364.8	4,108.2	3,931.5	4,121.3
Inventories	646.4	607.6	636.2	665.5	634.7
Other current asset	4,855.2	4,595.7	4,843.9	4,822.2	4,504.1
- Prepaid_Contract cost	1,106.3	1,165.2	1,318.5	1,389.5	1,362.5
- Contract assets	330.9	377.8	430.6	409.8	393.7
Non-current assets	**20,851.8**	**21,651.1**	**21,944.6**	**22,336.2**	**21,743.8**
Trade & other rec	690.4	867.9	943.6	1,238.0	996.7
Tangible assets	12,811.1	13,192.8	13,349.7	13,785.3	13,497.4
Other current assets	7,350.3	7,590.4	7,651.3	7,312.9	7,249.7
- Prepaid_Contract cost	364.4	403.5	460.3	459.8	461.3
- Contract assets	94.1	111.3	126.5	147.3	147.2
Liabilities	**18,509.4**	**18,464.8**	**18,430.1**	**18,874.3**	**17,559.4**
Current liabilities	**9,926.8**	**9,908.1**	**9,973.8**	**10,074.9**	**9,171.5**
Trade & other payables	7,264.0	7,980.9	7,709.7	7,597.5	6,524.1
Short-term borrowings	1,149.0	583.6	915.7	1,185.7	1,271.3
Others	1,513.8	1,343.6	1,348.4	1,291.7	1,376.2
- Contract liabilities	302.9	304.4	304.1	313.6	314.6
Non-current liabilities	**8,582.5**	**8,556.7**	**8,456.4**	**8,799.5**	**8,387.9**
Trade & other payables	1,132.7	1,110.0	1,125.6	1,082.2	801.7
Long-term borrowings	5,641.1	5,673.2	5,492.6	6,113.1	6,015.6
Others	1,808.7	1,773.5	1,838.2	1,604.1	1,570.6
- Contract liabilities	44.3	42.7	45.0	52.0	58.5
Equity	**14,738.5**	**15,004.6**	**15,231.1**	**15,187.0**	**15,071.6**
Retained earnings	11,269.5	11,438.9	11,627.4	11,637.2	11,575.1

KT Separate	1Q 19	2Q 19	3Q 19	4Q 19	1Q 20
Assets	**26,837.7**	**26,959.8**	**27,076.4**	**27,733.9**	**27,069.1**
Current assets	**7,307.3**	**7,052.4**	**6,961.4**	**7,113.2**	**6,884.5**
Cash & cash equi.	1,750.1	1,394.9	1,189.2	1,328.4	754.0
Trade & other rec	3,357.8	3,451.0	3,300.9	3,108.0	3,490.2
Inventories	446.4	404.8	437.6	477.1	439.4
Other current asset	1,753.1	1,801.7	2,033.7	2,199.7	2,200.8
- Prepaid_Contract cost	1,134.5	1,210.6	1,368.1	1,432.1	1,408.2
- Contract assets	300.2	339.1	384.4	382.2	359.2
Non-current assets	**19,530.4**	**19,907.4**	**20,115.0**	**20,620.6**	**20,184.6**
Trade & other rec	641.7	806.4	888.0	1,186.5	954.4
Tangible assets	10,656.7	10,914.5	11,092.4	11,448.0	11,284.6
Other current assets	8,232.0	8,186.5	8,134.5	7,986.2	7,945.7
- Prepaid_Contract cost	351.4	398.9	457.0	444.2	448.8
- Contract assets	84.0	101.4	112.5	95.8	93.6
Liabilities	**14,099.7**	**14,076.5**	**14,122.0**	**14,837.2**	**14,133.3**
Current liabilities	**6,283.8**	**6,238.7**	**6,471.1**	**6,728.1**	**6,486.4**
Trade & other payables	4,472.4	5,118.4	5,006.4	5,025.7	4,560.1
Short-term borrowings	948.5	380.4	744.7	1,052.5	1,168.5
Others	862.9	739.9	720.0	649.9	757.8
- Contract liabilities	302.1	306.7	304.2	314.5	316.7
Non-current liabilities	**7,815.9**	**7,837.8**	**7,650.9**	**8,109.1**	**7,646.9**
Trade & other payables	1,524.9	1,476.1	1,454.2	1,371.5	1,061.2
Long-term borrowings	5,502.7	5,549.0	5,371.1	5,975.5	5,854.5
Others	788.3	812.6	825.6	762.1	731.1
- Contract liabilities	41.4	40.1	42.4	49.1	55.5
Equity	**12,738.0**	**12,883.3**	**12,954.3**	**12,896.7**	**12,935.8**
Retained earnings	10,741.7	10,880.2	10,952.9	10,870.0	10,919.6

16

K-IFRS / Separate

3 Subscribers

Wireless	1Q 19	2Q 19	3Q 19	4Q 19	1Q 20	QoQ	YoY
Subscribers (Unit: Thousands)[1]							
Total	21,333	21,549	21,771	21,922	21,975	0.2%	3.0%
Net additions	213	216	222	150	53	-64.8%	-75.2%
Gross additions	1,181	1,133	1,077	1,067	928	-13.0%	-21.4%
Deactivation[2]	968	917	855	917	875	-4.5%	-9.6%
Churn rate	1.5%	1.4%	1.3%	1.4%	1.3%	-0.1%p	-0.2%p
LTE	17,393	17,383	17,169	17,153	17,033	-0.7%	-2.1%
5G		419	1,055	1,419	1,779	25.3%	-
LTE+5G Penetration rate	81.5%	82.6%	83.7%	84.7%	85.6%	0.9%p	4.1%p
ARPU (KRW)[3]	31,490	31,727	31,906	31,341	31,773	1.4%	0.9%

Note 1) Subscribers: MSIT's new guidelines for subscriber disclosure (Retroactively applied from 1Q14, MVNO included)
Note 2) Deactivation: Mandatory deactivation included
Note 3) ARPU = Wireless revenue* / Wireless subscribers**

* Wireless revenue(3G, LTE, 5G, IoT included): Revenue of Voice and Data usage (Interconnection/Subscription fee excluded), VAS, Contract/ Bundled Discounts, and etc. included

** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter

Fixed Line/IPTV	1Q 19	2Q 19	3Q 19	4Q 19	1Q 20	QoQ	YoY
Subscribers (Unit: Thousands)							
Telephony	14,830	14,554	14,386	14,185	14,033	-1.1%	-5.4%
PSTN	11,489	11,343	11,192	11,052	10,898	-1.4%	-5.1%
VoIP	3,340	3,211	3,194	3,133	3,135	0.1%	-6.1%
Broadband	8,782	8,849	8,904	8,962	8,962	0.0%	2.1%
IPTV (OTV+OTS)	7,966	8,113	8,229	8,351	8,422	0.8%	5.7%

※ Number of IPTV subscribers above deviates from MSIT's released figure below following IPTV law
- Number of KT pay TV subscriber is 7,081,177 in 1H 2019 (6 month average

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